September 20, 2010

Securities and Exchange Commission
Division of Corporation finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549
Attention:  David Lyon

Re:	Jacksonville Bancorp, Inc. Registration Statement on Form S-4 File No. 333-168445

Dear Mr. Lyon:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Jacksonville Bancorp, Inc. (the “Company”) requests that the above-referenced Registration Statement on Form S-4, as amended, be declared effective on Wednesday, September 22, 2010, or as soon as possible thereafter.

The Company acknowledges that (1) if the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declares the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Halcyon E. Skinner of McGuireWoods LLP when the Registration Statement is declared effective.  Mr. Skinner’s telephone number is (904) 798-2626.

Very truly yours,

JACKSONVILLE BANCORP, INC.

Price W. Schwenck
Chief Executive Officer